UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 15/A(1)

   CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
             UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934.

                               Commission File Number              0-25056
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                           Maxcor Financial Group Inc.
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             (Exact name of registrant as specified in its charter)

                Two World Trade Center, New York, New York 10048
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

    Units (OTC: MAXFU) (each consisting of one share of Common Stock and two Redeemable Common Stock Purchase Warrants of Maxcor Financial Group Inc.)
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            (Title of each class of securities covered by this Form)

                           Common Stock (Nasdaq: MAXF)
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   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

       Please place an X in the box(es) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

    Rule 12g-4(a)(1)(i)       |X|         Rule 12h-3(b)(1)(i)       |X|
    Rule 12g-4(a)(1)(ii)      [ ]         Rule 12h-3(b)(1)(ii)      [ ]
    Rule 12g-4(a)(2)(i)       [ ]         Rule 12h-3(b)(2)(i)       [ ]
    Rule 12g-4(a)(2)(ii)      [ ]         Rule 12h-3(b)(2)(ii)      [ ]
                                          Rule 15d-6

     Approximate number of holders of record as of the certification or notice date: 13 record holders(2)

     Pursuant to the requirements of the Securities Exchange Act of 1934, Maxcor Financial Group Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  March 30, 1998     By: ________________________________________________
                              Gilbert D. Scharf, Chairman, President and
                                   Chief Executive Officer

Instruction: This form is required by Rule 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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(1)  On December 2, 1997, Maxcor Financial Group Inc. ("Maxcor") filed a Form 15
     ("December Form 15") to terminate registration under the Securities Exchange Act of 1934, of its two series of Warrants (Redeemable Common Stock Purchase Warrants and Series B Redeemable Common Stock Purchase Warrants). This Form 15 amends the December Form 15 to reflect the
     termination of registration under the Securities Act of 1934  of   Maxcor's
     Units, as above-described.

(2) The Units were originally issued by Maxcor on December 7 and 20, 1994 in connection with Maxcor's initial public offering. The Units were uncertificated and consisted of one share of Maxcor's Common Stock and one Redeemable Common Stock Purchase Warrant. The Units are listed on the OTC and infrequently traded, if at all. At December 20, 1994, there were no more than 13 holders of record of the Units. Neither Maxcor nor Maxcor's transfer agent has received any notice or request to transfer any Units since the date of their original issuance. Based upon the foregoing, as of the date of this Form 15, the approximate number of holders of record of the Units is no more than 13.


SEC 2069 (2-90)

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